Exhibit 99.1

Origin Agritech Limited Reports Unaudited First Quarter Financial Results
For Three Months Ended December 31, 2013

BEIJING--/PRNewswire/--February, 2014--Origin Agritech Limited (NASDAQ GS: SEED) (“Origin”, or the “Company”), a technology-focused supplier of crop seeds in China, today announced unaudited financial results for the first quarter ended December 31, 2013. Origin prepares its financial statements in accordance with generally accepted accounting principles (GAAP) of the United States.

FINANCIAL RESULTS OVERVIEW

During the first quarter of fiscal year 2014, the Company generated revenues of RMB 20.4 million (US$3.3 million) compared with RMB 22.7 million in the three months ended December 31, 2012.  The revenues this quarter were all from the canola business, which was down by 6% from RMB21.7 million canola revenues in the same quarter one year ago. The decrease was mainly due to the short supply of a main canola seed product.

Deferred revenues were RMB312.6 million (US$51.3 million) as of December 31, 2013, compared with RMB317.4 million as of December 31, 2012. Deferred revenues reported a year ago included deferred revenues from corn seed toll production of RMB23.9 million from Xinjiang Origin. Excluding this item, deferred revenues from the Company’s core businesses increased by 6.5% year-over-year, mainly due to an increase in the corn seed volume shipped during the 2014 selling season.

Deferred revenues reflect the value of Origin’s crop seeds after: a) sales arrangement is confirmed; b) delivery to the customer is made; and c) pre-payment from the customer is received, but before the final sales price is fixed and determined. The final sales price is largely determined by sales incentives that Origin offers to its customers. It is expected that the majority of these deferred revenues will be recorded on the income statement in the third to fourth fiscal quarters.

Gross profit for the three months ended December 31, 2013 was RMB10.1 million (US$1.6 million), compared with RMB11.9 million in the same period of the prior year.

Total operating expenses for the first quarter ended December 31, 2013 were RMB34.4 million (US$5.6 million), compared with RMB 34.1 million reported for the same period in fiscal year 2013. Selling and marketing expenses were RMB16.3 million (US$2.7 million) for the first quarter of fiscal 2014, which is consistent with RMB16.8 million for the same period last year. General and administrative expenses were RMB10.5 million (US$1.7 million) for the first quarter ended December 31, 2012, down by 16.2% from RMB12.6 million one year ago. The decline was mainly due to continued expense control measures. Research and development expenses were RMB10.2 million (US$1.7 million) in the first quarter of fiscal 2014, which is consistent with RMB10.1 million for the same quarter last year.

Operating loss for the first quarter of fiscal 2014 was RMB24.3 million (US$4.0 million) compared with operating loss of RMB 22.2 million for the same period in fiscal 2013.

Net loss for the first quarter of fiscal 2014 was RMB31 million (US$5.1 million), or net loss per share of RMB1.36 (US$0.22), compared with net loss of RMB23 million, or net loss per share of RMB0.98 in the same period one year ago.

BALANCE SHEET

As of December 31, 2013, cash and cash equivalents were RMB146.1 million (US$24 million) and shareholders' equity was RMB234.2 million (US$38.4 million). The Company had short-term loans of RMB283.7 million (US$46.5 million) and long-term borrowing of RMB42.5 million (US$7 million). Short-term loans were mainly for the working capital, while long-term borrowing of bank loans were used for the construction and opening of the Xinjiang Origin corn seed production facilities.

Advances from customers were RMB221.6 million (US$36.3 million) as of December 31, 2013. These advances represent cash receipts for orders in the upcoming selling season.

About Origin

Founded in 1997 and headquartered in Zhong-Guan-Cun (ZGC) Life Science Park in Beijing, Origin Agritech Limited (NASDAQ GS: SEED) is China's leading agricultural biotechnology company, specializing in crop seed breeding and genetic improvement, seed production, processing, distribution, and related technical services. Leading the development of crop seed biotechnologies, Origin Agritech's phytase corn was the first transgenic corn to receive the Bio-Safety Certificate from China's Ministry of Agriculture. Over the years, Origin has established a robust biotechnology seed pipeline including products with glyphosate tolerance and pest resistance (Bt) traits. Origin operates production centers, processing centers and breeding stations nationwide with sales centers located in key crop-planting regions. Product lines are vertically integrated for corn, rice and canola seeds. For further information, please log on to the Company's website at: www.originseed.com.cn.

Forward Looking Statement

This release contains forward-looking statements. All forward-looking statements included in this release are based on information available to us on the date hereof. These statements involve known and unknown risks, uncertainties and other factors, which may cause our actual results to differ materially from those implied by the forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "could," "expects," "plans," "anticipates," "believes," "estimates," "predicts," "potential," "targets," "goals," "projects," "continue," or variations of such words, similar expressions, or the negative of these terms or other comparable terminology. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Therefore, actual results may differ materially and adversely from those expressed in any forward-looking statements. Neither we nor any other person can assume responsibility for the accuracy and completeness of forward-looking statements. Important factors that may cause actual results to differ from expectations include, but are not limited to, those risk factors discussed in Origin's filings with the SEC including its annual report on Form 20-F to be filed. We undertake no obligation to revise or update publicly any forward-looking statements for any reasons.

UNAUDITED CONSOLIDATED STATEMENTS OF INCOME AND COMPREHENSIVE INCOME

(In thousands, except share data)

	Three Months ended December 31,
	2012	2013
	RMB	RMB	USD

Revenues	22,683	20,368	3,322
Cost of revenues	(10,810)	(10,317)	(1,683)
Gross profit	11,873	10,051	1,639
Operating expenses:
Selling and marketing	(16,817)	(16,269)	(2,654)
General and administrative	(12,588)	(10,547)	(1,720)
Research and development	(10,061)	(10,185)	(1,661)
Other operating income, net	5,367	2,604	425
Total operating expenses	(34,099)	(34,397)	(5,610)

Loss from operations	(22,226)	(24,346)	(3,971)
Interest expense	(2,143)	(4,177)	(681)
Share of net income (loss) of equity investment	150	(279)	(46)
Interest income	540	258	42
Loss before income taxes	(23,679)	(28,544)	(4,656)
Income tax expense
Current	(217)	-	-
Deferred	-	-	-
Income tax expense	(217)	-	-
Net loss	(23,896)	(28,544)	(4,656)
Less: Net income (loss) attributable to the non-controlling interests	(900)	2,485	405

Net loss attributable to Origin Agritech Limited	(22,996)	(31,028)	(5,061)
Other comprehensive income (loss)
Net loss	(23,896)	(28,544)	(4,656)
Foreign currency translation difference	499	572	93
Comprehensive loss	(23,397)	(27,972)	(4,563)
Less: Comprehensive income (loss) attributable to non-controlling interests	(900)	2,485	405
Comprehensive loss attributable to Origin Agritech Limited	(22,497)	(30,457)	(4,968)

Net loss per share – basic	(0.98)	(1.36)	(0.22)
Net loss per share – diluted	(0.98)	(1.36)	(0.22)

Shares used in calculating basic and diluted net loss per share	23,382,812	22,743,853	22,743,853

UNAUDITED CONSOLIDATED BALANCE SHEETS
(In thousands, except share data)
	12/31/2012	9/30/2013	12/31/2013	12/31/2013
	RMB	RMB	RMB	US$
ASSETS
Current Assets
Cash and cash equivalents	222,805	131,978	146,075	23,959
Accounts receivable	7,200	1,949	2,835	465
Due from related parties	2,000	3,400	3,200	525
Advances to suppliers	6,940	9,768	9,751	1,599
Advances to growers	2,254	58,473	9,243	1,516
Inventories	649,227	470,811	733,102	120,242
Income tax recoverable	2,159	1,163	1,163	191
Other current assets	7,891	7,000	5,873	963
Total current assets	900,476	684,542	911,242	149,460
Restricted cash	-	14,350	14,350	2,354
Land use rights, net	32,341	33,205	35,101	5,757
Plant and equipment, net	340,282	354,735	353,300	57,947
Equity investments	22,584	24,894	24,615	4,037
Goodwill	11,973	11,973	11,973	1,964
Acquired intangible assets, net	25,093	23,117	22,139	3,631
Deferred income tax assets	1,755	-	-	-
Other assets	12,787	11,256	9,609	1,576
Total assets	1,347,291	1,158,072	1,382,329	226,726
LIABILITIES AND EQUITY
Current liabilities
Short-term borrowings	145,000	205,000	267,194	43,825
Current portion of long-term borrowings	8,000	16,500	16,500	2,706
Accounts payable	13,217	4,590	15,499	2,542
Due to growers	19,486	37,875	99,362	16,297
Due to related parties	15,400	1,530	6,216	1,020
Advances from customers	366,162	371,571	221,584	36,344
Deferred revenues	317,424	22,069	312,561	51,265
Income tax payable	39,060	39,060	39,060	6,407
Other payables and accrued expenses	55,282	53,783	48,370	7,934
Total current liabilities	979,031	751,978	1,026,346	168,340
Long-term borrowings	56,000	64,819	42,523	6,975
Other long-term liability	21,475	21,030	22,573	3,702
Total liabilities	1,056,506	837,827	1,091,442	179,017
Commitments and contingencies

Shareholders’ equity:
Preferred stock (no par value; 1,000,000 shares authorized, none issued)	-	-	-
Common stock (no par value; 60,000,000 shares authorized,
23,881,663, 24,016,163 and 24,016,163 shares issued as of December 31, 2012, September 30, 2013 and December 31, 2013;
23,382,812, 22,905,926 and 22,738,541 shares outstanding as of
December 31, 2012, September 30, 2013 and December 31, 2013)	-	-	-
Additional paid-in capital	398,421	399,564	399,947	65,598
Accumulated deficit	(123,963)	(93,473)	(124,501)	(20,420)
Treasury stock at cost (498,851, 1,110,237 and 1,277,622 shares as of December 31, 2012, September 30, 2013 and December 31, 2013)	(29,377)	(35,659)	(37,429)	(6,139)
Accumulated other comprehensive loss	(5,781)	(4,390)	(3,818)	(628)
Total Origin Agritech Limited shareholders’ equity	239,300	266,042	234,199	38,411

Non-controlling interests	51,485	54,203	56,688	9,298
Total equity	290,785	320,245	290,887	47,709

Total liabilities and equity	1,347,291	1,158,072	1,382,329	226,726

CONTACT:
Origin Agritech Limited
James Chen,
Chief Financial Officer
james.chen@originseed.com.cn

Kay Liu

Investor Relations

ke.liu@originseed.com.cn

+86 10 5890-7536